PRESS RELEASE

Sanofi and Warp Drive Bio to Collaborate on the Development of Novel Oncology Therapies and Antibiotics Based on Proprietary Platforms

- New Collaboration to Provide Warp Drive Funding and Milestones in Excess of $750 Million -

Paris, France - January 11, 2016 - Sanofi and Warp Drive Bio, a privately held biotechnology company using the molecules and mechanisms of nature to discover and develop transformative medicines, today announced that they have extended and reshaped their existing collaboration utilizing Warp Drive’s proprietary SMART™ (Small Molecule Assisted Receptor Targeting) and Genome Mining platforms to discover novel oncology therapeutics and antibiotics.

Sanofi, who has been a major investor and strategic partner since Warp Drive’s inception in 2012, and Warp Drive have entered into a research collaboration and exclusive license focused on the development of drugs targeting important human oncogenes including RAS, which has one of the highest mutation rates in cancer - and new antibiotics targeting Gram-negative bacteria. Warp Drive Bio retains the rights to deploy its platforms to pursue discovery and development against all other targets, both alone and in collaboration with other companies.

The collaboration is an outgrowth of Sanofi’s Sunrise initiative, a strategic partnership model that seeks to invest in early stage opportunities that align with Sanofi’s expert development and commercialization abilities.

“Our partnership with Warp Drive is a perfect example of open innovation which allows Sanofi to collaborate with innovative companies and combine unique areas of expertise to advance drug development in a meaningful way”, said Elias Zerhouni, M.D., President, Sanofi, Global R&D. “This is an exciting collaboration for Sanofi as it could yield potentially lifesaving oncology and antibiotic therapies for patients by utilizing cutting-edge technology platforms.”

“This reshaped alliance enables joint and independent product development by Warp Drive, an important step in our evolution as we advance a therapeutic pipeline using our proprietary platforms,” said Laurence Reid, Ph.D., Chief Executive Officer, Warp Drive Bio. “Since our inception, Sanofi has been highly supportive of our progress and we are very pleased to reshape our strategic collaboration to focus on novel therapeutics in areas of great unmet need.”

Under the terms of the Agreement, Warp Drive will lead the research collaboration for a period of five years and Sanofi will receive worldwide exclusive licenses to develop and commercialize the candidates discovered during the research term.

Warp Drive is eligible to receive from Sanofi cumulative payments in excess of $750 million across four successful collaboration programs, including an equity investment by Sanofi, research, clinical, and regulatory milestones, and research and development services.

The companies will initially focus on three defined oncology programs targeting different mutants and states of the RAS oncogenic protein. Warp Drive has the option to lead development of the therapeutic candidates from post IND filing up to phase 2 clinical studies, with Sanofi leading development through the filing of new drug applications. Sanofi will lead global commercial activities on product(s) resulting from the collaboration and Warp Drive has the option to co-commercialize oncology therapeutics in the U.S. market. Sanofi will manage all ex-US commercial activities and Warp Drive will receive commercial milestones and tiered royalties on product sales.

The antibiotic collaboration will focus on the discovery and development of novel Gram-negative therapeutics and Sanofi will lead all development activities. Sanofi will be responsible for global commercialization of the antibiotic products and will pay Warp Drive research, clinical, and regulatory milestones, plus tiered royalties and commercial milestones based on global sales.

A review of Warp Drive’s SMART platform and its application to RAS and other important disease targets was discussed in a plenary session at the recent AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. Warp Drive believes that novel therapeutics targeting RAS will represent a significant advance in the future of oncology drug development. Moreover, creating a new modality for currently undruggable targets by deploying the company’s SMART platform has the potential to open up new avenues for additional therapeutics in oncology and other important disease areas.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Warp Drive Bio

Warp Drive Bio is exploiting the molecules and mechanisms of nature to create transformative medicines. The company operates on the core principle that nature is the world’s most powerful inventor of new drugs, unconstrained by the mechanistic and synthetic limitations of traditional medicinal chemistry. Warp Drive Bio is deploying its proprietary Genomic Mining and SMARTTM (Small Molecule Assisted Receptor Targeting) platforms to discover novel medicines that have the potential to make a significant difference in patients’ lives. The company was launched in 2012 through a strategic partnership with Sanofi and with financing from Third Rock Ventures and Greylock Partners. For more information, please visit www.warpdrivebio.com.

Sanofi Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Corporate Media Relations Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Sanofi Investor Relations Sébastien Martel Tel.: + 33 (0) 1 53 77 45 45 ir@sanofi.com

Sanofi Global R&D Communications Amy BA, Ph.D. Tel: +1 (617) 665-4851 amy.ba@sanofi.com

Warp Drive Bio Media Relations

Dan Budwick

Pure Communications

973-271-6085